SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K for the month of March 2005

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                         Form 40-F  ☐

Enclosures:

1.               Nokia Press Release, March 18, 2005:

“Nokia expands mobile phone production in Reynosa, Mexico”

2.               Nokia Press Release, March 30, 2005;

“Transaction to sell Nokia majority stake in Nextrom Holding now complete”

PRESS RELEASE	1 (1)

March 17, 2005

Transaction to sell Nokia majority stake in Nextrom Holding now complete

Espoo, Finland - Under an agreement signed on December 31, 2004 with Knill Group of Austria, and as announced on January 3, 2005, Nokia Corporation has now sold all of the approximately 3.2 million Nextrom Holding shares it owned and has transferred the remaining loan agreement to Knill Group.

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Inquiries:

Nokia

Communications

Tel. +358 7180 34900

www.nokia.com

PRESS RELEASE	1 (1)

March 30, 2005

Nokia expands mobile phone production in Reynosa, Mexico

Facility to provide more capacity and flexibility to Latin and North America

Espoo, Finland — Nokia today announced its plans to extend its mobile phone production in Reynosa, Mexico. This expansion will provide more capacity and flexibility in meeting Latin and North American customer needs. The extended production facilities will be located near Nokia’s existing facility.

Reynosa is a strategic location for Nokia’s Latin and North American mobile phone supply chain. Increasing capacity in Reynosa will help Nokia further improve its competitive position. Growing mobile penetration in Latin America is expected to be a major contributor to the global mobile subscriber base.

“It is a great opportunity for us to expand our production in Reynosa as we have positive experiences in manufacturing there. Reynosa production facilities are an integral part of our global manufacturing network,” said Raimo Puntala, Senior Vice President, Operations and Logistics, Nokia.

Nokia anticipates the factory will begin production in the fourth quarter of 2005.  Nokia currently has nine mobile phones factories globally.

In addition to the Reynosa factory, Nokia has its mobile device and networks sales teams based in Mexico City.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries

Nokia

Communications

Tel: +358 7180 34900

North America Corporate Communications

Tel: +1 972 894 4573

Email: communication.corp@nokia.com

www.nokia.com

SIGNATURE

                         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2005	Nokia Corporation
	By:	/s/ Ursula Ranin
Name: Ursula Ranin
Title: Vice President, General Counsel